Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF ISSUER

Cream Minerals Ltd. (the “Issuer”)

Suite 1400 – 570 Granville Street

Vancouver, British Columbia  V6C 3P1

ITEM 2.

DATE OF MATERIAL CHANGE

December 8, 2010

ITEM 3.

NEWS RELEASE

Issued December 8, 2010 and distributed through the facilities of Marketwire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The  Issuer  announced  that  is  has  entered  into  an  agreement  with  PowerOne  Capital Markets Limited for a $5,000,000 bought deal private placement offering.

ITEM 5.1

FULL DESCRIPTION OF MATERIAL CHANGE

The  Company  announced  that  it  has  entered  into  an  agreement  with  PowerOne  Capital Markets  Limited  (the  “Underwriter”),  to  act  as  sole  underwriter  on  a  bought  deal  basis,

for  a  brokered  private  placement  (the  “Offering”)  of  31,250,000  units  (the  “Units”)  at $0.16  per  Unit  for  aggregate  gross  proceeds  to  the  Company  of  $5,000,000  with  an  over-

allotment  option  exercisable  by  the  Underwriter  in  its  sole  discretion  at  any  time  before the  closing  date  of  the  Offering  (the  “Closing  Date”)  to  increase  the  size  of  the  Offering by up to $1,000,000.

Each  Unit  will  consist  of  one  common  share  of  the  Company  (a  “Common  Share”)  and one  common  share  purchase  warrant  of  Cream  (a  “Warrant”).  Each  Warrant  will  entitle the  holder  thereof  to  acquire  one  Common  Share  of  the  Company  at  an  exercise  price  of $0.24  per  Common  Share  for  a  period  of  24  months  from  the  Closing  Date.  However,  if after  four  months  and  one  day  following  the  Closing  Date,  the  Common  Shares  of  the Company  close  on  the  TSX  Venture  Exchange  at  a  price  in  excess  of  $0.60  per Common

Share  for  20  consecutive  days,  the  Company  will  be  able  to  accelerate  the  expiry  of  the Warrants  to  the  date  that  is  30  days  after  notice  of  the  new  expiry  date  is  provided  to  the holders of the Warrants.

The  net  proceeds  from  the  Offering  will  be  used  by  the  Company  for  exploration  of  its natural resource properties and general and administrative expenditures.

In   connection   with   the   Offering,   a   cash   commission   of   8%   of   the   aggregate   gross proceeds  arising  therefrom  will  be  paid  to  the  Underwriter.  In  addition,  upon  closing  of the  Offering  the  Underwriter  will  receive  such  number  of  warrants  (the  “Compensation Warrants”),  equal  to  10%  of  the  total  number  of  Units  issued  in  connection  with  the

Offering.   The   Compensation   Warrants   will   be   exercisable   at   a   price   of   $0.16   per  Compensation  Warrant  for  a  period  of  24  months  from  the  Closing  Date  to  acquire one Unit.

The private placement is subject to the approval of the TSX Venture Exchange. Securities issued  in  the  Offering  will  be  subject  to  a  four  month  hold  period  in  Canada.  The securities  being  offered  have  not  been,  nor  will  they  be,  registered  under  the  United

States  Securities  Act  of  1933,  as  amended,  and  may  not  be  offered  or  sold  in  the  United States,  or  to,  or  for  the  account  or  benefit  of  U.S.  persons,  absent  registration  or  an applicable   exemption   from   registration   requirements.   This   press   release   shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of   securities   in   any   jurisdiction   in   which   such   offer,   solicitation   or   sale   would   be unlawful.

Minco Offer

Cream  has  elected  to  allow  the  partial  purchase,  option  and  joint  venture  offer  received from  Minco  Silver  Corporation  in  respect  of  Cream’s  Nuevo  Milenio  project  to  expire. As  previously  announced,  Minco  had  agreed  to  leave  its  offer  open  for  acceptance  for one  day  following  the  expiry  of  the  unsolicited  bid  for  Cream  made  by  Endeavour  Silver Corp.    That    bid    expired,    without    any    take-up    of    shares    by    Endeavour,    on December 6, 2010.

Neither  the  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term is  defined  in  the  policies  of  the  TSX  Venture  Exchange)  accepts  responsibility  for  the adequacy or accuracy of this release.

This   news   release   contains   forward-looking   statements   and   information   within   the meaning  of  applicable  Canadian  securities  laws  and  the  "safe  harbor''  provisions  of  the U.S.  Private  Securities  Litigation  Reform  Act  of  1995.  These  statements  are  based on management's  current  expectations  and  beliefs  and  are  subject  to  a  number  of  risks  and uncertainties  that  could  cause  actual  results  to  differ  materially  from  those  described  in the  forward-looking  statements.  Examples  of  such  forward-looking  information  include, but  are  not  limited  to:  whether  the  Offering  is  completed  and  the  proposed  use  of proceeds  from  the  Offering.  Forward-looking  information  is  based  on  a  number  of assumptions  which  may  prove  to  be  incorrect,  including,  but  not  limited  to:  the  ability  of the  Company  and  the  Underwriter  to  complete  the  Offering  and  receipt  of  all  necessary approvals  to  the  for  the  completion  of  the  Offering.  Although  Cream  believes  that  the expectations  expressed  in  such  forward  looking  statements  are reasonable,  there  is  no assurance  that  developments  beyond  its  control  will  not  result  in  Cream's  expectations regarding such matters proving to be incorrect. Factors which could cause actual results to  differ  materially  from  current  expectations  include,  but are  not  limited  to:  risks  and uncertainties  relating  to  the  Offering;  the  Underwriter’s  ability  to  complete  the  Offering; changes   in   the   business   and   affairs   of   Cream;   a   failure   to   receive   all   necessary governmental,  regulatory  and  stock  exchange approvals  required  by  in  connection  with the  Offering;  inherent  uncertainties  involved  in  mineral  resource  estimates;  fluctuations in  interest  rates  and  exchange  rate;  general  economic  conditions;  competitive  conditions in  the  businesses  in  which  Cream  operates; and  changes  in  laws,  rules  and  regulations applicable   to   Cream.   Cream   specifically   disclaims   any   obligation   to   update   these forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or otherwise,  except  as  required  by  law.  These  forward-looking  statements  should  not  be relied  upon  as  representing  Cream's  views  as  of  any  date  subsequent  to  the  date  of  this news release.

ITEM 5.2

DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Michael E. O'Connor

Telephone:

(604) 687-4622

ITEM 9.

DATE OF REPORT

December 10, 2010